SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                 Simon Worldwide, Inc. (formerly, CYRK, Inc.)
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  828 815 100
                                (CUSIP Number)


                               Richard A. Rubin
                             200 West 57th Street
                              New York, NY 10019
                              Tel. (212) 265-0565
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 6, 2003
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                                 SCHEDULE 13D

CUSIP No.
828 815 100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Rubin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                       (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)
         NA

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          7       SOLE VOTING POWER
                                  772,100 Common Shares
NUMBER OF
SHARES BENE-              8       SHARED VOTING POWER
FICIALLY                          0
OWNED BY
EACH REPORT-              9       SOLE DISPOSITIVE POWER
ING PERSON                        772,100 Common Shares
WITH
                          10      SHARED DISPOSITIVE POWER
                                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,100 Common Shares*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON
         IN



* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

CUSIP No.828 815 100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hawkeye Capital Management LLC - 134 092 634

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)
         NA

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                          7       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES BENE-              8       SHARED VOTING POWER
FICIALLY                          0
OWNED BY
EACH REPORT-              9       SOLE DISPOSITIVE POWER
ING PERSON                        0
WITH
                          10      SHARED DISPOSITIVE POWER
                                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,100 Common Shares*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON
         OO - limited liability company



* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

CUSIP No. 828 815 100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hawkeye Capital LP - 134 092 631

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)
         NA

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                          7       SOLE VOTING POWER
                                  0
NUMBER OF
SHARES BENE-              8       SHARED VOTING POWER
FICIALLY                          0
OWNED BY
EACH REPORT-              9       SOLE DISPOSITIVE POWER
ING PERSON                        0
WITH
                          10      SHARED DISPOSITIVE POWER
                                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,100 Common Shares*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON
         PN



* This number is included solely for the purposes of identifying shares as to which this Schedule 13D relates and is qualified in its entirety by the information in this Schedule 13D. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.

                                 SCHEDULE 13D


Item 1.           Security and Issuer.

         This statement relates to the sale of 515,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Simon Worldwide, Inc. (formerly, CYRK, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1900 Avenue of the Stars, Los Angeles, California, 90067.

Item 2.           Identity and Background.

Item 2(a).        This Schedule 13D is being filed jointly by Richard A.
                  Rubin, Hawkeye Capital Management LLC and Hawkeye Capital LP (collectively the "Reporting Persons") with respect to the Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act. Richard A. Rubin is the managing member of Hawkeye Capital Management LLC, which is the general partner of Hawkeye Capital LP, a pooled investment vehicle organized as a partnership.

Item 2(b). The residence or business address of each Reporting Person is 200 West 57th Street, New York, NY 10019.

Item 2(c). The present principal occupation of Richard A. Rubin is managing member of Hawkeye Capital Management LLC.

Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2(f). Richard A. Rubin is a citizen of the United States and the other Reporting Persons were organized in Delaware.

Item 3.           Source and Amount of Funds or Other Consideration.

                  This amendment relates to the sale of 515,000 shares of the Company's Common Stock.

Item 4.           Purpose of Transaction.

                  The purpose of the sale is the liquidation of a portion of the investment made by the Reporting Persons in the Common Stock of the Company.

Item 5.           Interest in Securities of the Issuer.

Item 5(a). The Reporting Persons own an aggregate of 772,100 shares of Common Stock, or approximately 4.6% of the Company's outstanding Common Stock.

Item 5(b). Of the Reporting Persons, only Richard A. Rubin has sole power to vote or to direct the vote, and sole power to dispose and to direct the disposition, or the Common Stock.

Item 5(c). None of the Reporting Persons has purchased any of the Company's securities during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

Item 5(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 5(e). The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Company on June 6, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None except as disclosed herein.

Item 7.           Material to be Filed as Exhibits. None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 2003                     RICHARD A. RUBIN


                                          /s/ Richard A. Rubin
                                          -------------------------------------


                                          HAWKEYE CAPITAL MANAGEMENT LLC


                                          By: /s/ Richard A. Rubin
                                             ----------------------------------
                                                Name:  Richard A. Rubin
                                                Title: Managing Member


                                          HAWKEYE CAPITAL LP
                                          By:  Hawkeye Capital Management LLC,
                                                  its general partner

                                          By: /s/ Richard A. Rubin
                                             ----------------------------------
                                                Name:  Richard A. Rubin
                                                Title: Managing Member